Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell ADSs (as defined below) or any other securities of DDI (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase (as defined below), dated November 10, 2026, and the related Letter of Transmittal (as defined below), and any amendments or supplements thereto. The Offer is being made to all holders of ADSs; provided, however, that the Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of ADSs in any jurisdiction in which the making or acceptance of the Offer would not comply with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction requiring the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed in such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding American Depositary Shares

(Each American Depositary Share Representing 1/20th of a Common Share)

of

DoubleDown Interactive Co., Ltd.

at

US$16.25 Net Per American Depositary Share

by

DoubleU Games Co., Ltd.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 10, 2026 (THE “EXPIRATION TIME”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

DoubleU Games Co., Ltd., a company incorporated under the laws of the Republic of Korea (“Purchaser”), is offering to purchase all of the outstanding American Depositary Shares (the “ADSs”), each representing one-twentieth (1/20) of one common share, par value KRW 10,000 per share (the “Common Shares”), of DoubleDown Interactive Co., Ltd., a corporation with limited liability organized under the laws of the Republic of Korea (“DDI”), not owned by Purchaser or its affiliates, at a price of US$16.25 per ADS (the “Offer Price”), net to the tendering holder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 10, 2026 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). The Offer Price is equivalent to US$325.00 per Common Share. The Offer is being made for ADSs only. All Common Shares not owned by Purchaser are held in the form of ADSs, and, if the Offer is completed, any ADSs not tendered in the Offer are expected to be acquired in the Post-Offer Transaction (as defined below).

The Offer will expire at the Expiration Time, unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to the Tender Offer and Post-Offer Cooperation Agreement, dated as of November 9, 2026 (the “Transaction Agreement”), between Purchaser and DDI. Purchaser owns approximately 67.05% of the Common Shares, and none of its affiliates own any Common Shares. If the Offer is completed, Purchaser will, subject to the approvals required under the Korean Commercial Act (the “KCA”) (including the approval of the board of directors of DDI (the “DDI Board”) to be obtained at that time, as applicable), acquire all of the remaining ADSs and Common Shares at the same price on an equivalent basis (US$16.25 per ADS, equivalent to US$325.00 per Common Share) through a second-step transaction under the KCA (the “Post-Offer Transaction”), the form of which is expected to be (i) if Purchaser holds at least 95% of the Common Shares but less than the applicable small-scale share exchange threshold (approximately 97%), a controlling-shareholder squeeze-out under Article 360-24 of the KCA, (ii) if Purchaser holds Common Shares at or above such small-scale threshold, a combined small-scale/simplified comprehensive share exchange under Articles 360-9 and 360-10 of the KCA, or (iii) if Purchaser has reduced the Minimum Tender Condition (as defined below) and holds at least 90% but less than 95% of the Common Shares, a cash-out comprehensive share exchange under Articles 360-2, 360-3 and 360-9 of the KCA. Following the Acceptance Time (as defined in the Transaction Agreement), Purchaser will determine, after good faith consultation with the independent special committee of the DDI Board (the “Special Committee”), the form of the Post-Offer Transaction from among the transaction structures then legally available under the KCA, provided that the selected route (a) is legally available; (b) is reasonably expected to be completed as promptly as reasonably practicable; (c) provides the remaining holders economic consideration not less favorable than the Offer Price; (d) imposes no additional contribution or affirmative obligation on the remaining holders; and (e) does not require DDI or its subsidiaries to fund from their own resources the purchase price of any Common Shares under Article 360-5 of the KCA. Holders who do not tender would receive in the Post-Offer Transaction consideration of equivalent economic value, subject to any higher amount required under Korean law or finally determined by a court, and the amount receivable per ADS, after deduction of ADS cancellation fees and other depositary charges (which will be borne by Purchaser), will not be less than US$16.25.

The purpose of the Offer and the Post-Offer Transaction is for Purchaser, which owns approximately 67.05% of the issued and outstanding Common Shares of DDI, to acquire the entire equity interest in DDI. Following completion of the Post-Offer Transaction, Purchaser intends to cause the ADSs to be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and DDI’s reporting obligations under the Exchange Act will be terminated. The Offer is a “going private” transaction, and Purchaser and DDI have filed with the U.S. Securities and Exchange Commission (the “SEC”) a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), combined with Purchaser’s Tender Offer Statement on Schedule TO (the “Schedule TO”).

The Offer Price and the other terms of the Transaction Agreement were negotiated on behalf of DDI by the Special Committee, which is composed solely of independent and disinterested directors and is advised by its own independent legal counsel and financial advisor. The Special Committee unanimously (i) determined that the Transaction Agreement and the transactions contemplated by the Transaction Agreement (the “Transactions”), including the Offer and the Post-Offer Transaction, are advisable, fair to, and in the best interests of, DDI and its shareholders, including the Unaffiliated Holders (as defined below); (ii) resolved to recommend that the DDI Board determine that the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction, are advisable, fair to, and in the best interests of, DDI and its shareholders, including the Unaffiliated Holders, and approve the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction; (iii) resolved to recommend that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer; and (iv) resolved to recommend that the DDI Board recommend that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer. Following such recommendation of the Special Committee and after consultation with its advisors and consideration of the fairness opinion, the DDI Board unanimously (i) determined that the Transaction Agreement and the Transactions, including the Offer, are advisable, fair to, and in the best interests of DDI and its shareholders, including the Unaffiliated Holders; (ii) approved the Transaction Agreement and the Transactions, including the Offer, in accordance with Article 398 of the KCA; and (iii) recommended that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer. The reasons for the DDI Board’s recommendation are described in DDI’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”).

The Offer is not subject to any financing condition. The Offer is subject to conditions, including (i) that, immediately following the acceptance for payment of all ADSs validly tendered and not validly withdrawn pursuant to the Offer, Purchaser would own at least 95% of DDI’s total issued and outstanding Common Shares (the “Minimum Tender Condition”), which Purchaser, after good faith consultation with the Special Committee and with the prior written consent of DDI (given by the DDI Board following the recommendation of the Special Committee) not to be unreasonably withheld, conditioned or delayed, may reduce (but not waive), to not lower than 90%, prior to the then-scheduled Expiration Time, if it reasonably determines that the condition is not reasonably expected to be satisfied; (ii) the non-waivable condition that more than 50% of the ADSs held by holders other than Purchaser, its affiliates, and the directors and officers of Purchaser and DDI (the “Unaffiliated Holders”) be validly tendered and not validly withdrawn prior to the Expiration Time (the “Majority-of-the-Minority Condition”); (iii) the DDI Board’s recommendation that the Unaffiliated Holders accept the Offer and tender their ADSs having been made and not withdrawn or adversely modified (which condition Purchaser may waive in its sole discretion); and (iv) the other conditions described in Section 12 — “Conditions of the Offer” of the Offer to Purchase. If, as of the final Expiration Time, Purchaser would own less than 90% of the Common Shares, no ADSs will be purchased and all tendered ADSs will be promptly returned. Any reduction of the Minimum Tender Condition or waiver of the condition described in clause (iii) above will be publicly announced, and the Offer will be extended, as required by applicable law.

If, as of the Expiration Time, any of the Offer conditions has not been satisfied or waived, Purchaser may, after good faith consultation with the Special Committee and the DDI Board, but shall not be required to, extend the Offer for one or more additional periods, and Purchaser shall in any event extend the Offer for such additional periods as may be required by applicable law or the rules and regulations of the SEC or the Nasdaq Global Select Market or as is necessary to resolve any comments issued by the SEC or its staff applicable to the Offer, the Schedule TO, the Schedule 13E-3, the Offer to Purchase, the related Letter of Transmittal and all amendments and supplements thereto, or the Schedule 14D-9; provided that no extension of the Offer shall extend past the earlier of (x) the termination of the Transaction Agreement in accordance with its terms (see Section 13 — “Termination Prior to the Acceptance Time” of the Offer to Purchase) and (y) 5:00 p.m., New York City time, on March 10, 2027.

Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment, and promptly after the Expiration Time pay for, all ADSs validly tendered and not validly withdrawn, by giving notice of acceptance to Citibank, N.A., the tender agent for the Offer (the “Tender Agent”), and depositing the aggregate Offer Price with the Tender Agent, which will act as agent for tendering holders. Payment will be made only after timely receipt by the Tender Agent of the required tender documents. No interest will be paid on the Offer Price, regardless of any extension of the Offer or delay in payment.

To validly tender ADSs, registered holders of American Depositary Receipts (“ADRs”) must deliver a properly completed and signed Letter of Transmittal, together with their ADRs and any other required documents, including applicable IRS Forms W-9 or W-8, to the Tender Agent prior to the Expiration Time. Holders of ADSs in book-entry form must tender through The Depository Trust Company’s (“DTC”) Automated Tender Offer Program prior to the Expiration Time. Holders whose ADSs are held through a broker, dealer, commercial bank, trust company or other nominee (a “Custodian”) must instruct such Custodian to tender on their behalf and should note that Custodian deadlines may be earlier than the Expiration Time. See Section 3 — “Procedures for Tendering ADSs” of the Offer to Purchase.

Tendered ADSs may be withdrawn at any time prior to the Expiration Time and, if not yet accepted for payment, at any time after January 9, 2027 (the 60th day after commencement of the Offer), pursuant to Section 14(d)(5) of the Exchange Act. To be effective, a written notice of withdrawal specifying the tendering holder, the number of ADSs and the registered holder (if different) must be timely received by the Tender Agent; ADSs tendered by book-entry transfer must be withdrawn under DTC’s procedures. Withdrawn ADSs may be re-tendered prior to the Expiration Time.

Payments in the Offer and the Post-Offer Transaction will be made net of any applicable withholding taxes, and any KRW/USD conversion of consideration payable in the Post-Offer Transaction will be made at the base exchange rate first announced by Seoul Money Brokerage Services, Ltd. on the applicable date specified in the Transaction Agreement.

The exchange of ADSs for cash consideration pursuant to the Offer or the Post-Offer Transaction will be a taxable transaction for U.S. federal income tax purposes and may be subject to Korean taxes. See Section 5 — “Material U.S. Federal Income Tax Considerations for U.S. Holders” and Section 6 — “Material Korean Tax Considerations” of the Offer to Purchase. EACH HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF TENDERING ADSs IN THE OFFER OR RECEIVING CONSIDERATION IN THE POST-OFFER TRANSACTION.

The information required to be disclosed by Rule 14d-6(d)(1) and Rule 13e-3(e)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and the Schedule 13E-3 and is incorporated herein by reference.

DDI has provided Purchaser with its shareholder register and, to the extent reasonably available to DDI and permitted under applicable law and the deposit agreement governing the ADSs, ADS position data and security position listings, for the purpose of disseminating the Offer to holders of ADSs. The Offer materials will be mailed to registered holders of ADSs and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on such lists or who are listed as participants in a clearing agency’s security position listing, for transmittal to beneficial owners of ADSs.

The Offer to Purchase, the Letter of Transmittal, the Schedule 13E-3 and the Schedule 14D-9 contain important information and should be read carefully before any decision is made with respect to the Offer.

These and other documents filed with the SEC by Purchaser or DDI are available free of charge at www.sec.gov, and free copies of the Schedule 14D-9 may be obtained from DDI at ir@doubledown.com or www.doubledowninteractive.com.

The Offer to Purchase has not been approved or disapproved by the SEC or any Korean or U.S. state securities commission, nor has the SEC or any Korean or U.S. state securities commission passed upon the fairness or merits of the Offer to Purchase or upon the accuracy or adequacy of the information contained in the Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful and a criminal offense.

Questions, requests for assistance and requests for copies of the Offer to Purchase, the Letter of Transmittal or other Offer materials may be directed to Georgeson LLC (the “Information Agent”) at the address and telephone numbers below, and copies will be furnished promptly at Purchaser’s expense. Holders may also contact their Custodian.

The Information Agent for the Offer is:

Georgeson LLC

51 West 52nd Street, 6th Floor

New York, New York 10019

Telephone: U.S. Toll Free: +1 888 745 7950

Outside U.S. & Canada: +1 516 464 5409

E-mail: doubledownoffer@georgeson.com

The Dealer Manager for the Offer is:

Roth Capital Partners, LLC

452 5th Ave

New York, NY 10018

Telephone: U.S. Toll Free: + 1 800 678 9147

E-mail: rothecm@roth.com

November 10, 2026